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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)1

Gottschalks Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

383495109
(CUSIP Number)

Thomas H. McPeters, Esq.
McPeters, McAlearney, Shimoff & Hatt, A Professional Corporation
Washington Mutual Bank Building, Second Floor, 4 West Redlands Boulevard
P.O. Box 2084
Redlands, California 92373-0661
Telephone (909) 792-8919
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 22, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-00)

Schedule 13D

CUSIP No. 383495109

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): The Harris Company

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF	7.	SOLE VOTING POWER 2,095,900 shares
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER None
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 2,095,900 shares
PERSON WITH
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,095,900 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Schedule 13D

CUSIP No. 383495109

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): El Corte Ingles, S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A**

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF	7.	SOLE VOTING POWER 2,095,900 shares
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER None
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 2,095,900 shares
PERSON WITH
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,095,900 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**All shares are beneficially owned by The Harris Company which is wholly-owned by El Corte Ingles, S.A.

Schedule 13D

CUSIP No. 383495109

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Joseph Levy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7.	SOLE VOTING POWER 1,506,010 shares
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER None
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 1,506,010 shares
PERSON WITH
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,506,010 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/x/

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%

14.	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Schedule 13D

CUSIP No. 383495109

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Bret Levy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7.	SOLE VOTING POWER 516,073 shares
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER None
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 516,073 shares
PERSON WITH
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 516,073 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/x/

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%

14.	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

        This Amendment No. 1 (this "Amendment") amends and supplements Items 4, 5, 6 and 7 of the Schedule 13D (the "Schedule") filed on August 28, 1998 by The Harris Company ("Harris"), El Corte Ingles, S.A. ("ECI"), Joseph Levy and Bret Levy (the "Reporting Persons") with respect to the Common Stock of Gottschalks Inc. ("the Company"). All capitalized terms used but not defined in this Amendment have the meanings ascribed to such terms in the Schedule.

Item 4. Purpose of Transaction.

        Pursuant to a Credit Facilitation Agreement entered into on February 22, 2002 (the "Credit Facilitation Agreement") by and between the Company and Harris, Harris agreed to cause Bank of America, N.A. (the "Bank") to issue an Irrevocable Standby Letter of Credit in the amount of seven million dollars ($7,000,000) (the "Letter of Credit") to General Electric Capital Corporation (the "Beneficiary"), who is the administrative agent for the lender syndicate pursuant to that certain Credit Agreement dated January 31, 2002 by and among the Company, the Beneficiary and CIT Business Credit. The Letter of Credit expires by its terms on June 30, 2002, but may be extended under certain circumstances as more fully described in the Credit Facilitation Agreement, a copy of which is filed herewith as Exhibit 5. The Company's reimbursement obligations to Harris under the Credit Facilitation Agreement, which arise in the event any payment is made under the Letter of Credit by the Bank to the Beneficiary, are secured by the proceeds of the Company's sale of its ownership interest in certain commercial property, and are otherwise general and unsecured obligations of the Company.

        Pursuant to a Guaranty—Security Agreement—Stock Pledge dated February 22, 2002 (the "Guaranty and Pledge") by and among Joseph Levy, Jody Levy-Schlesinger, Felicia Levy Weston, Bret Levy (collectively, the "Pledgors") and Harris, the Pledgors guaranteed the Company's obligations under the Credit Facilitation Agreement on a non-recourse basis, as described below. As security for the Pledgors' guaranty obligations and the Company's obligations under the Credit Facilitation Agreement, the Pledgors granted Harris a continuing security interest in all of the shares of the Company's common stock owned by the Pledgors (the "Shares"), all of the Pledgors' rights to acquire shares of the Company's common stock and all proceeds from the sale of any such shares (collectively, the "Collateral"). The Pledgors' guaranty under the Guaranty and Pledge is enforceable only against, and to the extent of, the Collateral, and not against any other assets of the Pledgors. During the term of the Guaranty and Pledge, and until a default by Company or a Pledgor under the Credit Facilitation Agreement or Guaranty and Pledge, the Pledgors will be entitled to exercise all voting and consensual rights pertaining to the Shares, and will be entitled to receive any and all dividends and distributions paid in respect of the Shares.

Item 5. Interest in Securities of the Issuer.

        (a)    As of February 22, 2002, the Reporting Persons beneficially owned the number and percentage of shares of common stock of the Company indicated below:

Name	Number of Shares		Percentage of Outstanding Shares
Harris(1)	2,095,900		16.5%
Joseph Levy	1,506,010	(2)	11.9	%(3)
Bret Levy	516,073	(4)	4.1	%(3)

(1)
The reported shares are owned directly by Harris, which is wholly-owned by ECI.

(2)
Includes shares of common stock held in the Company's Retirement Savings Plan and excludes shares owned by Joseph Levy's adult children, over which shares he disclaims beneficial ownership. The reported number of shares reflects immaterial acquisitions and dispositions of shares since

  August 28, 1998 (including those resulting from gifts, vesting of options and acquisitions pursuant to the Company's Retirement Savings Plan), and the acquisition of 592, 550 shares by the Levy Trust Account, of which Joseph Levy is Trustee, upon the division of the Gertrude H. Klein Trust, in each case as previously disclosed in Joseph Levy's filings made pursuant to Section 16 of the Exchange Act.

(3)
Assumes that only those options of Joseph Levy or Bret Levy, as applicable, that are exercisable within 60 days of February 22, 2002 have been exercised and no others.

(4)
Includes (a) shares of common stock held in the Company's' Retirement Savings Plan, and (b) 188,400 shares owned by Bret Levy's children, for whom he serves as custodian. Excludes 30,700 shares owned by Bret Levy's spouse. The reported number of shares reflects immaterial acquisitions and dispositions of shares since August 28, 1998 (including those resulting from gifts, vesting of options and acquisitions pursuant to the Company's Retirement Savings Plan and Employee Stock Purchase Plan) as previously disclosed in Bret Levy's filings made pursuant to Section 16 of the Exchange Act.

        (b)    Subject to the terms of the Stockholders' Agreement, ECI (through Harris) has sole voting and disposition power with respect to 2,095,900 shares of common stock of the Company, Joseph Levy has sole voting and disposition power with respect to 1,506,010 shares of common stock of the Company and Bret Levy has sole voting and disposition power with respect to 516,073 shares of common stock of the Company. However, the Reporting Persons will vote as a group in the election of directors of the Company and currently control 4,117,983 shares or 32.4% in the aggregate.

        (c)    Item 4 is incorporated herein by reference.

        (d)    Except as set forth in Item 4, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares identified above.

        (e)    Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

          Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement
Exhibit 5	Credit Facilitation Agreement entered into on February 22, 2002, by and between the Company and Harris
Exhibit 6	Guaranty—Security Agreement—Stock Pledge dated February 22, 2002, by and among Joseph Levy, Jody Levy-Schlesinger, Felicia Levy Weston, Bret Levy and Harris

SIGNATURE

        After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2002

THE HARRIS COMPANY, a California corporation

By:	/s/ JORGE PONT
Name: Jorge Pont Title: President and Chief Executive Officer

EL CORTE INGLES, S.A., a Spanish corporation

By:	/s/ JORGE PONT
Name: Jorge Pont Title: International Division Director
/s/ JOSEPH LEVY Joseph Levy
/s/ BRET LEVY Bret Levy

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